Exhibit 99.1

AMENDMENT NO. 1 TO STOCKHOLDERS RIGHTS AGREEMENT

This Amendment No. 1, dated as of April 19, 2018 (this “Amendment”), by and between Box Ships Inc., a Marshall Islands corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), amends that certain Stockholders Rights Agreement, dated as of April 18, 2011 (the “Rights Agreement”), by and between the Company and the Rights Agent. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

RECITALS

A. Section 27 of the Rights Agreement provides that, prior to the Distribution Date, the Company and the Rights Agent may supplement or amend any provision of the Rights Agreement without the approval of any holders of Rights Certificates.

B. The Board of Directors of the Company has determined that it is necessary, desirable and in the best interest of the Company and its stockholders to amend the Rights Agreement as set forth in this Amendment.

C. A Distribution Date has not occurred, and pursuant to the terms of the Rights Agreement and in accordance with the terms of Section 27 of the Rights Agreement, the Company and the Rights Agent wish to amend the Rights Agreement by this Amendment.

AGREEMENT

NOW THEREFORE, the Rights Agreement is hereby amended as follows:

1. The definition of “Final Expiration Date” in Section 1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Final Expiration Date” shall mean April 19, 2018.

2. This Amendment is effective as of the date hereof, and all references to the Rights Agreement from and after such time will be deemed to be references to the Rights Agreement as amended hereby.

3. The Rights Agreement is not otherwise supplemented or amended by virtue of this Amendment, but remains in full force and effect.

4. This Amendment is governed by the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

6. If any term, provision, covenant or restriction of this Amendment or applicable to this Amendment is held by a court of competent jurisdiction or other authority to be invalid, null and void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, further, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

7. By its execution and delivery hereof, the Company requests the Rights Agent to execute this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

BOX SHIPS INC.

By:
	Name:	George Skrimizeas
	Title:	Chief Operating Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:
Name:
Title: